SEC 1746 (2-98)

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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                               (Amendment No. ________)*


                             Alpha Hospitality Corporation

                           (Name of Issuer)

                Common Stock, par value $.01 per share

                    (Title of Class of Securities)

                              020732-20-2

                            (CUSIP Number)

                            Scott Kaniewski
                   c/o Alpha Hospitality Corporation
                          29-76 Northern Blvd
                               2nd Floor
                      Long Island City, NY 11101

             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            March 12, 2002

        (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 020732-20-2

1.   Names of Reporting Persons. I.R.S. Identification Nos. of above
     persons (entities only)             Robert A. Berman

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)      X
     (b)

3.   SEC Use
     Only........................................................

4.   Source of Funds (See Instructions)              OO

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)..........................................

6.   Citizenship or Place of Organization      United States of America

 Number of      7.Sole Voting Power                          600
 Shares       ---------------------------------------------------
 Beneficially   8. Shared Voting Power                 2,902,730
 Owned by     ---------------------------------------------------
 Each           9. Sole Dispositive Power                    600
 Reporting       ------------------------------------------------
 Person With   10.Shared Dispositive Power               575,874

11.  Aggregate Amount Beneficially Owned by Each Reporting Person   2,903,330

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)     60.44% *

14.  Type of Reporting Person (See Instructions)     IN


* If certain shares for which this Reporting Person may direct the vote one time on a single matter are excluded, this Reporting Person beneficially owns 576,474 shares (12.00% of the class). See Item 5 for further discussion.

CUSIP No. 020732-20-2



1.   Names of Reporting Persons. I.R.S. Identification Nos. of above
     persons (entities only)             Philip Berman

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)      X
     (b)

3.   SEC Use
     Only........................................................

4.   Source of Funds (See Instructions)              OO

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)..........................................

6.   Citizenship or Place of Organization      United States of America

 Number of       7. Sole Voting Power                       0
 Shares       ------------------------------------------------------------
 Beneficially    8. Shared Voting Power              2,902,730
 Owned by     ------------------------------------------------------------
 Each            9. Sole Dispositive Power                   0
 Reporting       ------------------------------------------------------------
 Person With   10.  Shared Dispositive Power           575,874

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11) 60.42% *

14.  Type of Reporting Person (See Instructions)     IN


* If certain shares for which this Reporting Person may direct the vote one time on a single matter are excluded, this Reporting Person beneficially owns 575,874 shares (11.99% of the class). See Item 5 for further discussion.

CUSIP No. 020732-20-2



1.   Names of Reporting Persons. I.R.S. Identification Nos. of above
     persons (entities only)             Scott A. Kaniewski

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)      X
     (b)

3.   SEC Use
     Only........................................................

4.   Source of Funds (See Instructions)              OO

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)..........................................

6.   Citizenship or Place of Organization      United States of America

 Number of       7. Sole Voting Power                   0
 Shares       ------------------------------------------------------------
 Beneficially    8. Shared Voting Power         2,902,730
 Owned by     ------------------------------------------------------------
 Each            9. Sole Dispositive Power              0
 Reporting       ------------------------------------------------------------
 Person With    10. Shared Dispositive Power      575,874

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11) 60.42% *

14.  Type of Reporting Person (See Instructions)     IN


*If certain shares for which this Reporting Person may direct the vote one time on a single matter are excluded, this Reporting Person beneficially owns 575,874 shares (11.99% of the class). See Item 5 for further discussion.

CUSIP No. 020732-20-2



1.   Names of Reporting Persons. I.R.S. Identification Nos. of above
     persons (entities only)             Watertone Holdings, LP

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)      X
     (b)

3.   SEC Use
     Only........................................................

4.   Source of Funds (See Instructions)              OO

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)..........................................

6.   Citizenship or Place of Organization      Delaware

 Number of       7. Sole Voting Power                   0
 Shares       ------------------------------------------------------------
 Beneficially    8. Shared Voting Power         2,902,730
 Owned by     ------------------------------------------------------------
 Each            9. Sole Dispositive Power              0
 Reporting       ------------------------------------------------------------
 Person With    10. Shared Dispositive Power      575,874

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11) 60.42% *

14.  Type of Reporting Person (See Instructions)     PN


*If certain shares for which this Reporting Person may direct the vote one time on a single matter are excluded, this Reporting Person beneficially owns 575,874 shares (11.99% of the class). See Item 5 for further discussion.

CUSIP No. 020732-20-2



1.   Names of Reporting Persons. I.R.S. Identification Nos. of above
     persons (entities only)             BKB, LLC

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)      X
     (b)

3.   SEC Use
     Only........................................................

4.   Source of Funds (See Instructions)              OO

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)..........................................

6.   Citizenship or Place of Organization      New York

 Number of       7. Sole Voting Power                   0
 Shares       ------------------------------------------------------------
 Beneficially    8. Shared Voting Power         2,902,730
 Owned by     ------------------------------------------------------------
 Each            9. Sole Dispositive Power              0
 Reporting       ------------------------------------------------------------
 Person With    10. Shared Dispositive Power      575,874

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11) 60.42% *

14.  Type of Reporting Person (See Instructions)     OO


*If certain shares for which this Reporting Person may direct the vote one time on a single matter are excluded, this Reporting Person beneficially owns 575,874 shares (11.99% of the class). See Item 5 for further discussion.

CUSIP No. 020732-20-2



1.   Names of Reporting Persons. I.R.S. Identification Nos. of above
     persons (entities only)             New York Gaming, LLC

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)      X
     (b)

3.   SEC Use
     Only........................................................

4.   Source of Funds (See Instructions)              OO

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)................ .........................

6.   Citizenship or Place of Organization      Georgia

 Number of       7. Sole Voting Power                  0
 Shares       ------------------------------------------------------------
 Beneficially    8. Shared Voting Power          575,874
 Owned by     ------------------------------------------------------------
 Each            9. Sole Dispositive Power             0
 Reporting       ------------------------------------------------------------
 Person With    10. Shared Dispositive Power     575,874

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     575,874

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11) 11.99%

14.  Type of Reporting Person (See Instructions)     OO

ITEM 1.        SECURITY AND ISSUER.

The title of the class of securities to which this filing relates is Common Stock, $.01 par value per share (the "Common Stock"), of Alpha Hospitality Corporation, a Delaware corporation (the "Company"). The Company's principal executive office is located at 29-76 Northern Boulevard, 2nd Floor, Long Island City, New York 11101. The Company's telephone number is (718) 685-3014.


ITEM 2.       IDENTITY AND BACKGROUND.

(a) This statement is being filed by the following (each a "Reporting Person"):

       Robert A. Berman
       Scott A. Kaniewski
       Philip Berman
       Watertone Holdings, LP
       BKB, LLC
       New York Gaming, LLC


(b) The business address of Philip Berman is 51 Ryan Court, New Windsor, New York 12553. The business address of each of the other Reporting Persons is c/o Alpha Hospitality Corporation, 29-76 Northern Boulevard, 2nd Floor, Long Island City, New York 11101.

(c)       Robert Berman is the Chairman of the Board and
            a Director of the Company.
          Scott A. Kaniewski is a Senior Officer and a
            Director of the Company.
          Philip Berman is a private investor.
          Watertone Holdings, LP is an investment partnership BKB, LLC is the manager of Watertone Holdings, LP New York Gaming, LLC is an investment company


(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Robert A. Berman is a United States citizen.
     Scott A. Kaniewski is a United States citizen.
     Philip Berman is a United States citizen.
     Watertone Holdings, LP is a Delaware limited partnership.
     BKB, LLC is a New York limited liability company.
     New York Gaming, LLC is a Georgia limited liability company.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 12, 2002, the Company consummated the acquisition of 47.5% of the economic interests previously held by Watertone Holdings, LP in the casino and racetrack business components of the business of Catskill Development, L.L.C. In partial consideration for such economic interests, the Company issued 575,874 shares of its Common Stock. Additionally, as part of the transactions, the Company entered into employment agreements with Robert A. Berman and Scott Kaniewski. The Amended and Restated Contribution Agreement (the "Contribution Agreement") pursuant to which such transaction was consummated is filed as an exhibit to Form 8-K filed by the Company on February 26, 2002.

Subsequent to the consummation of the foregoing transaction, the 575,874 shares of the Common Stock are held by New York Gaming, LLC, of which Watertone Holdings, LP is the manager.

ITEM 4.          PURPOSE OF TRANSACTION.

Each of the Reporting Persons owns securities of the Company for investment purposes and may from time to time increase or decrease his or its position in the Company's securities.

As officers and directors of the Company, Robert A. Berman and Scott A. Kaniewski may at various times be aware of one or more plans or proposals being considered by the Company, which if implemented may or would have similar results to one or more of the actions listed in (a) to (j) of this Item 4. Except as reported herein, Robert A. Berman and Scott A. Kaniewski expect that any benefit from any such actions would inure to the benefit of the Reporting Persons in proportion to all other holders of the Common Stock.

(a) Each of Robert A. Berman and Scott A. Kaniewski has been granted options to purchase 90,151 shares of the Company's common stock at an exercise price of $17.49 per share. These options vest beginning in 2003 and are not included in this report as beneficially owned. The Company has agreed to grant options to each of such persons for an additional 205,538 shares at the same exercise price, subject to stockholder approval (which has not yet been obtained). If such approval is obtained, a total of 295,689 options will held by each of such persons.

(b) Except as set forth herein, the Reporting Persons do not have any plans or proposals which may result or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(c) Except as set forth herein, the Reporting Persons do not have any plans or proposals which may result or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d) Robert A. Berman and Scott A. Kaniewski, as directors of the Company, intend to submit two nominees to fill existing vacancies on the Board of Directors. A majority of the current Board of Directors will decide who fills such vacancies in the ordinary course of performing the Board's duties.

(e) The Company is currently in discussions about repurchasing certain of its existing debt securities and preferred stock and raising capital in the equity markets.

(f) Except as set forth herein, the Reporting Persons do not have any plans or proposals which may result or would result in any other material change in the Company's business or corporate structure.

(g)    Pursuant to the Contribution Agreement, the Board of
       Directors of the Company amended the Company's By-laws to provide for minimum qualification for directors.

(h) Except as set forth herein, the Reporting Persons do not have any plans or proposals which may result or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Except as set forth herein, the Reporting Persons do not have any plans or proposals which may result or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Except as set forth herein, the Reporting Persons do not have any plans or proposals which may result or would result in any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The foregoing is based upon 4,804,315 shares of the Common Stock outstanding on the date hereof, as reported to the Reporting Persons by the Company.

       As discussed more fully in Item 5(b) below, Robert A. Berman beneficially owns 2,903,330 shares of the Common Stock, representing 60.44% of the class. Without the limited proxy referred to in Item 5(b) below, Robert A. Berman beneficially owns 576,474 shares of the Common Stock, representing 12.00% of the class.

       As discussed more fully in Item 5(b) below, Scott A. Kaniewski, Philip Berman, Watertone Holdings, LP and BKB, LLC each beneficially owns 2,902,730 shares of the Common Stock, representing 60.42% of the class. Without the limited proxy referred to in Item 5(b) below, each of such Reporting Persons beneficially owns 575,874 shares of the Common Stock, representing 11.99% of the class.

       New York Gaming, LLC beneficially owns 575,874 shares of the Common Stock, representing 11.99% of the class.

(b) New York Gaming, LLC holds 575,874 shares of the Common Stock. Watertone Holdings, LP is the manager of New York Gaming, LLC. BKB, LLC is the General Partner of Watertone Holdings, LP. Robert A. Berman, Scott A. Kaniewski and Philip Berman share control of BKB, LLC.
       As a result, each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all 575,874 shares of the Common Stock held by New York Gaming, LLC.

       Watertone Holdings, LP also holds a limited proxy granted by Bryanston Group, Inc. ("Bryanston"). Such proxy only gives Watertone Holdings, LP the right to vote Bryanston's 2,326,856 shares at the next annual meeting of stockholders in favor of a proposal to approve the grant of the additional 205,538 options to each of Robert
       A. Berman and Scott A. Kaniewski discussed in Item 4(a) above. Watertone Holdings, LP, Robert A. Berman, Scott
       A. Kaniewski, Philip Berman and BKB, LLC have shared power to exercise the vote attendant to such proxy. None of such persons has any power to dispose or to direct the disposition of the shares covered by such proxy. The Reporting Persons disclaim beneficial ownership of such shares for any purpose other than voting on such proposal.

       As a result of the foregoing, each of Watertone Holdings, LP, Robert A. Berman, Scott A. Kaniewski, Philip Berman and BKB, LLC has shared power to vote or to direct the vote of 2,902,730 shares of the Common Stock, representing 60.42% of the class. Each of such Reporting Persons has shared power to dispose or to direct the disposition of 575,874 shares. Without the limited proxy referred to above, each of such Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 575,874 shares of the Common Stock, representing 11.99% of the class.

       In addition to the foregoing, Robert A. Berman has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 600 shares (less than 1% of the class).

(c) Except as disclosed in Item 3 above, none of the Reporting Persons has made any transactions in the Common
       Stock during the past sixty days.

(d)  None.

(e)  Not Applicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a Tag-Along Agreement, dated as of March 12, 2002, by and between Bryanston and Watertone Holdings, LP, Bryanston granted Watertone Holdings, LP the right, for up to 3 years, to participate in any sales by Bryanston of the Company's Common Stock, subject to certain minor exceptions.

Except as otherwise described herein, there exists no other contract, arrangement, understanding or relationship (legal or otherwise) between any

Reporting Person and any other person or entity with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

  1.   Amended and Restated Contribution Agreement, dated as of
          February 8, 2002, by and between Alpha Hospitality Corporation and Watertone Holdings, LP. (incorporated by reference - filed as an exhibit to Form 8-K filed by Alpha Hospitality Corporation on February 26, 2002).

  2.   Irrevocable Proxy for Meeting of Shareholders of Alpha
          Hospitality Corporation, dated March 12, 2002, given by Bryanston to Watertone Holdings, LP.

  3.   Amendments to By-Laws

  4. Tag-Along Agreement, dated as of March 12, 2002, by and between Bryanston and Watertone Holdings, LP.


                            SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned does hereby certify that the information set forth in this Statement is true, complete and correct.


Dated: March 21, 2002

                                   /s/ Robert A. Berman
                                   Robert A. Berman


                                   /s/ Scott A. Kaniewski
                                   Scott A. Kaniewski


                                   /s/ Philip Berman
                                   Philip Berman


                                   BKB, LLC

                                   By: /s/ Robert A. Berman
                                       Robert A. Berman
                                       Its Managing Member

                                   WATERTONE HOLDINGS, LP

                                   By: BKB, LLC, Its General
                                   Partner

                                   By: /s/ Robert A. Berman
                                       Robert A. Berman
                                      Its Managing Member


                                   NEW YORK GAMING, LLC

                                   By: Watertone Holdings, LP,
                                       Its manager

                                   By: BKB, LLC, Its General
                                   Partner

                                   By: /s/ Robert A. Berman
                                       Robert A. Berman
                                       Its Managing Member

                                   INDEX TO EXHIBITS


  1.   Amended and Restated Contribution Agreement, dated as of
          February 8, 2002, by and between Alpha Hospitality Corporation and Watertone Holdings, LP. (incorporated by reference - filed as an exhibit to Form 8-K filed by Alpha Hospitality Corporation on February 26, 2002)

  2.   Irrevocable Proxy for Meeting of Shareholders of Alpha
          Hospitality Corporation, dated March 12, 2002, given by Bryanston to Watertone Holdings, LP.

  3.   Amendments to By-Laws

  4. Tag-Along Agreement, dated as of March 12, 2002, by and between Bryanston and Watertone Holdings, LP.

EXHIBIT 2

  IRREVOCABLE PROXY FOR MEETING OF SHAREHOLDERS OF ALPHA
  HOSPITALITY CORPORATION, DATED MARCH 12, 2002, GIVEN BY
  BRYANSTON TO WATERTONE HOLDINGS, LP.


       KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder of Alpha Hospitality Corporation ("Alpha"), hereby revoking all prior proxies, constitutes and appoints Watertone Holdings, LP ("Watertone") the true and lawful attorney-in-fact and irrevocable proxy of the undersigned, to attend and represent the undersigned at the Shareholders Meeting (as hereinafter defined) to vote all such shares of Alpha held by the undersigned with respect to the Proposal (as hereinafter defined). Watertone shall, for and on behalf of the undersigned, vote in accordance with its judgment with respect to the Proposal. As used herein, the "Shareholders Meeting" means the next meeting (whether an annual or special meeting) of shareholders of Alpha (and any adjournment or adjournments thereof) at which the shareholders of Alpha are to consider and vote upon the Proposal, and the "Proposal" means any proposal to approve the increase of the number of shares with respect to which each of Robert Berman and Scott Kaniewski is to be granted an option under his respective Employment Agreement (as defined under that certain Amended And Restated Contribution Agreement, dated as of February 8, 2002, between Alpha and Watertone) from 95,016 to 295,689.

     The undersigned hereby irrevocably gives and grants unto said attorney-in-fact an irrevocable proxy with full power of substitution. This proxy is irrevocable and is coupled with an interest in Alpha.

      IN WITNESS WHEREOF, the undersigned has executed this proxy this 12th day of March, 2002.

                              Bryanston Group, Inc.


                              ___________________________________
                              By:
                              Its:

  EXHIBIT 3

  AMENDMENTS TO BY-LAWS

  Section 2.1 Number; Term of Office; Qualifications. The number of directors that shall constitute the whole Board of Directors shall be seven, which number may be changed from time to time as determined by action of the Board of Directors taken by the affirmative vote of a majority of the whole Board of Directors. Directors shall be elected at the annual meeting of stockholders to hold office, subject to Sections
  2.2 and 2.3 below, until the next annual meeting of stockholders and until their respective successors are qualified and elected. Vacancies and newly created directorships resulting from any resignation or (pursuant to Section 2.3 below) removal of any director or directors or any increase in the authorized number of directors may be filled by a majority vote of the directors then in office, although less than a quorum, or by the sole remaining director. The directors so chosen shall hold office, subject to Sections 2.2 and 2.3 below, until the next annual meeting of stockholders and until their respective successors are qualified and elected. Any individual appointed or elected to serve on, or nominated as a candidate for election to, the Board of Directors shall have (a) at least ten (10) years' prior business or legal experience or (b) served as a senior executive or board member of a corporation for at least five
  (5) years or (c) comparable experience in management, operations, finance, legal and/or accounting. Any individual appointed to serve on, or nominated as a candidate for election to the Board of Directors shall attest in writing that he or she is not or (if he or she were then serving as a member of the Board of Directors) would not be, at the time of appointment or nomination, subject to removal pursuant to
  Section 2.3 below. Notwithstanding anything contained in these By-Laws to the contrary, this Section 2.1 may not be amended except by vote of the stockholders of the Corporation or by unanimous vote of the entire Board of Directors.


  Section 2.3 Removal. Any one or more directors may be removed, with or without cause, by the vote or written consent of the holders of shares of capital stock entitled to cast a majority of the votes that could be cast at an election of directors; provided, however, that, upon a majority vote of all other directors then serving, any director may be removed from the Board of Directors upon the occurrence of any of the following events or conditions: (a) such director is under indictment with respect to, or has been convicted of, any criminal offense that constitutes a felony or otherwise constitutes a crime of moral turpitude; (b) a non-appealable finding or determination is issued or rendered in any judicial action or arbitration proceeding that states that such director is or has been engaged in legally prohibited discrimination or harassment with respect to an employee, agent or representative of the Corporation or any of its affiliates; (c) a non-appealable finding or determination is issued or rendered in any judicial action or arbitration proceeding that states that such director is guilty of willful misconduct, gross negligence or substance abuse that has or has had a materially adverse effect on the Corporation or any of its affiliates (including, without limitation, upon the reputation thereof) or on the performance of his duties as a director; or (d) any finding or determination has been made by any governmental agency or regulatory authority that states that such director is not qualified or suitable to serve as a director of the Corporation or any of its affiliates or such director is subject to any other legal prohibition against serving as a director of the Corporation or any of its affiliates. Notwithstanding anything contained in these By-Laws to the contrary, this Section 2.3 may not be amended except by vote of the stockholders of the Corporation or by unanimous vote of the entire Board of Directors.

EXHIBIT 4

  TAG-ALONG AGREEMENT, DATED AS OF MARCH 12, 2002, BY AND
  BETWEEN BRYANSTON GROUP, INC. AND WATERTONE HOLDINGS, LP.

                       TAG-ALONG AGREEMENT

           TAG-ALONG  AGREEMENT (this "Agreement"), dated  as  of
March   __,   2002,   by  and  between  BRYANSTON   GROUP,   INC.
("Bryanston"), a Delaware corporation, and WATERTONE HOLDINGS, LP
("Watertone"), a Delaware limited partnership.

                      W I T N E S S E T H:

             WHEREAS, Alpha Hospitality Corporation (the "Corporation") has entered into a certain Amended And Restated Contribution Agreement (the "Contribution Agreement"), dated as of February 8, 2002, with Watertone, providing, inter alia, for issuance and contribution of certain shares of the Corporation's common stock (such shares, the "Acquired Shares") to New York Gaming LLC (the "LLC"), a Georgia limited liability company; and

          WHEREAS, in conjunction with the Contribution Agreement and the transactions contemplated thereby, Watertone has requested that Bryanston grant it and the LLC certain tag-along rights, and Bryanston is willing to grant certain tag-along rights as set forth herein;

           NOW THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the parties hereto agree as follows:

                            ARTICLE I

                           DEFINITIONS

    SECTION 1.01. Definitions. Capitalized terms used herein and defined in the Contribution Agreement are used herein with the respective meanings ascribed thereto in the Contribution Agreement unless otherwise defined herein or the context otherwise requires.

                           ARTICLE II

                        TAG-ALONG RIGHTS

    SECTION 2.01. Grant of Tag-Along Rights. Subject to the terms and conditions provided herein, Bryanston hereby agrees that, until the Outside Date (as hereinafter defined), it shall not sell or otherwise dispose of any of its shares of the common stock of the Corporation (the "Common Stock") unless it shall have given written notice (a "Proposed Sale Notice") to Watertone setting forth (a) the terms and conditions of the proposed sale or other disposition of shares of Common Stock by Bryanston, (b) the number of shares of Common Stock that Bryanston intends to sell or otherwise dispose of in connection with such proposed sale or other disposition and (c) the date, time and location of the proposed closing of such sale or other disposition. Each Proposed Sale Notice shall be given to Watertone at least ten
(10) business days prior to the date scheduled for the closing of the proposed sale or other disposition referred to therein. In addition, Bryanston shall

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not consummate  any  sale  or  other
disposition of shares of Common Stock referred to in any Proposed Sale Notice unless at the closing thereof (on the date, and at the time and location, of such closing as set forth in such Proposed Sale Notice) Bryanston shall have arranged for Watertone and/or the LLC to be provided with, or Watertone and/or the LLC shall otherwise have, an opportunity to sell or otherwise dispose of (whether such is accomplished by Bryanston reducing the number of shares of Common Stock it proposes to sell or otherwise dispose of at such closing or the purchaser or other assignee of such shares of Common Stock agrees to increase the number of shares of Common Stock it is willing to purchase or otherwise acquire at such closing) a number of Transfer Shares equal to the lesser of (i) the product of the Applicable Fraction (as hereinafter defined) times the aggregate number of the Transfer Shares that are then owned of record by Watertone and/or the LLC and that have not been (or the offer and sale of which have not been) registered under the Securities Act, or (ii) the number of Transfer Shares that Watertone, in a written notice received by Bryanston at least two (2) business days prior to the scheduled closing as set forth in such Proposed Sale Notice, has indicated that it or the LLC desires to sell or otherwise dispose of on the terms and conditions set forth in such Proposed Sale Notice; provided, however, that, if for any reason whatsoever, Watertone or the LLC declines, refuses or otherwise fails to sell or otherwise dispose of any of the shares of Common Stock at such closing that it would have been entitled to sell or otherwise dispose of at such closing, Bryanston shall be entitled to sell or otherwise dispose of at such closing such number of shares of Common Stock, in addition to the number of shares of Common Stock that it could have sold or otherwise disposed of at such closing had Watertone and/or the LLC not declined, refused or otherwise failed to sell or otherwise dispose of any shares of Common Stock at such closing. As used herein, the "Outside Date" means the earlier to occur of (a) the third (3rd) anniversary of the date of this Agreement or (b) the date as of which the offer and sale of the Transfer Shares have been registered under the Securities Act, and the "Applicable Fraction" means, as of any time, a fraction, the numerator of which is the number of shares of Common Stock that Bryanston has indicated that it proposes to sell or otherwise dispose of as set forth in the relevant Proposed Sale Notice and the denominator of which is the total number of shares of Common Stock then owned beneficially or of record by Bryanston or any of its Affiliates (which, for these purposes, shall be deemed to include all shares of Common Stock issuable upon the conversion of any then outstanding securities convertible into or exchangeable for shares of Common Stock).

       SECTION 2.02. Exclusions from Tag-Along Rights. Notwithstanding anything contained herein to the contrary, the requirements set forth in Section 2.01 above shall not extend or apply to any of the following: (a) any sale or other disposition of any shares of Common Stock to any officer, director, employee, consultant, agent or other representative of Bryanston or any Affiliate thereof (which, for purposes of this Agreement, shall include Alpha and its Affiliates); (b) any sale or other disposition of any shares of Common Stock pursuant to, or as a consequence of, any pledge of such shares (or any similar arrangement) to secure any loan or other obligation, provided such loan or other obligation was obtained from or owed to an un-affiliated third party; (c) any transfer or assignment of any shares of Common Stock in consideration for services rendered to Bryanston or any of its Affiliates; or (d) any sale or other disposition of any shares of Common Stock unless the number of shares of Common Stock being sold or otherwise disposed of, when aggregated with the number of shares of Common Stock that have been sold or otherwise disposed of by Bryanston during the immediately preceding ninety

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(90) days (exclusive of any sale  or
other disposition referred to in any of the preceding clauses (i) through (iii)) would exceed 86,800, which number shall be subject to appropriate adjustment on account of any stock split or similar event.

                           ARTICLE III

                          MISCELLANEOUS

     SECTION 3.01. Expenses. Each party to this Agreement will bear all of its own expenses in connection with the preparation and negotiation of this Agreement and the consummation and performance of its obligations hereunder.

     SECTION 3.02. Notices. All notices, demands, requests, consents, approvals or other communications (collectively, "Notices") required to be given hereunder shall be in writing and shall be personally served or deposited in the mail, registered or certified, return receipt requested, postage prepaid, or delivered by reputable overnight air courier service with charges prepaid, or transmitted by facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice given in accordance with this Section 3.02:

          (A)if to Bryanston, to: Bryanston Group, Inc.
                              1886 Route 52
                              Hopewell Junction, N.Y  12533
                              Attention: Craig Kendziera
                              Facsimile No.: (845) 223-7340

          with a copy thereof (which shall not constitute notice) simultaneously and similarly sent to:
                              Reed Smith LLP
                              529 Fifth Avenue
                              New York, New York 10017
                              Attention: Herbert F. Kozlov, Esq.
                              Facsimile No.: (212) 972-9487

          (B) if to Watertone, to:
                              Watertone Holdings, LP
                        Scott Kaniewski
                         2412 Central Park Avenue
                         Evanston, IL 60201
                         Facsimile No.: (847) 328-4032

          with a copy thereof (which shall not constitute notice) simultaneously and similarly sent to:

                        Stites & Harbison
                        Attn: William W. Hopson
                        3350 Riverwood Pkwy, Suite 1700
                        Atlanta, GA  30339
                        Facsimile No.: (770) 850-7070

Any Notice shall be deemed given on the date of service or transmission if personally served or transmitted by facsimile with receipt confirmed. Any Notice otherwise sent as provided herein shall be deemed given on the third (3rd) Business Day following the date mailed or on the next Business Day

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following delivery  of  such  notice to a reputable overnight  air  courier service.

    SECTION 3.03. Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, with respect to the subject matter hereof.

    SECTION 3.04. Amendment and Waiver. This Agreement may not be amended, modified or waived except by a writing executed by the party against which such amendment, modification or waiver is sought to been enforced. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligation or act shall be deemed a waiver or extension of the time for performance of any other obligation or act.

    SECTION 3.05. Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations hereunder may not be assigned or delegated by either Bryanston, on the one hand, or Watertone, on the other hand, without the prior written consent of the other party hereto. Except as provided in the preceding sentence, any purported assignment or delegation of rights, duties or obligations hereunder made without the prior written consent of the other party hereto shall be void and of no effect. This Agreement and the provisions hereof shall be binding upon and enforceable against the parties and their respective successors and assigns and shall inure to the benefit of and be enforceable by each of the parties and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any Persons other than as set forth above.

     SECTION 3.06.Severability. The terms and provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

     SECTION 3.07.Further Assurances. Each party hereto, upon the request of the other party hereto, shall do all such further acts and execute, acknowledge and deliver all such further instruments and documents as may be necessary or desirable to carry out, effectuate and/or evidence or memorialize the transactions contemplated by this Agreement.

     SECTION 3.08. Titles and Headings; Interpretation. Titles, captions and headings of the Articles and Sections of this Agreement are for convenience of reference only and shall not affect the construction of any provision of this Agreement. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the neuter, masculine and feminine gender of any pronoun or possessive shall include all other genders. Unless otherwise provided herein, references herein to any Section or Article are references to the

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corresponding Section or Article of
this   Agreement.   Use  of  the  terms  "herein,"  "hereof"   or
"hereunder" or similar terms shall refer to this Agreement as a whole and not to any particular Article, Section or other provision of this Agreement.

     SECTION 3.09. GOVERNING LAW and JURY WAIVER. THIS AGREEMENT SHALL BE GOVERNED BY, INTERPRETED UNDER, AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS THEREOF. EACH OF THE PARTIES HERETO EXPRESSLY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY SUIT, LITIGATION OR OTHER JUDICIAL PROCEEDING REGARDING THIS AGREEMENT OR ANY DISPUTE HEREUNDER OR RELATING HERETO. Each of the parties hereto agrees that any dispute under or with respect to this Agreement shall be determined before the state or federal courts situated in the City, County and State of New York, which courts shall have exclusive jurisdiction over and with respect to any such dispute, and each of the parties hereto hereby irrevocably submits to the jurisdiction of such courts. Each party hereby agrees not to raise any defense or objection, under the theory of forum non conviens or otherwise, with respect to the jurisdiction of any such court.

     SECTION 3.10. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

BRYANSTON GROUP, INC.                   WATERTONE HOLDINGS, LP
                                        By: BKB, LLC,
                                        Its General Partner
By:  ______________________
Name:
Title:                                   By:______________________
                                         Name:  Robert A. Berman
                                         Title: Managing Member

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